                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5 )*
                                             ---


                               ARCH PETROLEUM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 par value
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                         (Title of Class of Securities)



                                    03939B105
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                                 (CUSIP Number)


                               Kathryn Pietrowiak
      CIGNA Corporation, 900 Cottage Grove Road, Bloomfield, CT 06152-2215
                                 (860) 726-8908
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 August 17, 1998
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                Page 1 of 3 Pages




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                                  SCHEDULE 13D

----------------------------------             ---------------------------------
 CUSIP NO. 03939B105                            Page  2   of   3   Pages
           ---------------------
----------------------------------             ---------------------------------

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     CIGNA Corporation
     06-1059331

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                                                                              _
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)  |_|
                                                                              _
                                                                        (b)  |_|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)

     00
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS   _
                                                              2(d) or 2(e)   |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                        7       SOLE VOTING POWER

                                0
       NUMBER OF        --------------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 0
         EACH           --------------------------------------------------------
       REPORTING        9       SOLE DISPOSITIVE POWER
        PERSON
         WITH                   0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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                                                                              _
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       |_|
                                                 (See Instructions)

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
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14   TYPE OF REPORTING PERSON (See Instructions)

     HC, CO
--------------------------------------------------------------------------------

This Amendment No. 5 to the Schedule 13D dated October 31, 1994, as amended by Amendment No. 1 dated February 16, 1995, Amendment No. 2 dated January 9, 1998,
Schedule 13G dated April 6, 1998, and Amendment No. 4 dated June 5, 1998, hereby amends Item 5 of such Schedule 13D to the extent and in the manner set forth below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning set forth in such Schedule 13D.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended by addition of the following:


         The merger between the Issuer and Pogo described in Item 4 of this
Schedule 13D occurred on August 17, 1998, and as a result CIGNA and the CIGNA Subsidiaries ceased to be the beneficial owners of any shares of the Issuer's Common Stock.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 1998

                                         CIGNA CORPORATION


                                         By:  /s/ Kathryn Pietrowiak
                                            ------------------------------------
                                              Kathryn Pietrowiak,
                                              Assistant Corporate Secretary

















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